Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 23, 2024, except for Notes 1, 3, 4, and 20 to the financial statements as it relates to the recast of historical segment reporting financial information, as to which the date is November 22, 2024, relating to the consolidated financial statements of Blackstone Inc. and subsidiaries (“Blackstone”) and the effectiveness of Blackstone’s internal control over financial reporting for the year ended December 31, 2023, appearing in the Current Report on Form 8-K of Blackstone filed on November 25, 2024. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

December 2, 2024